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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2 )(1)



                                  Saucony, Inc.
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                                (Name of Issuer)

               Class A Common Stock, $.33 1/3 par value per share
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                         (Title of Class of Securities)

                                    448632109
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                                 (CUSIP Number)

                        Phyllis H. Fisher, Saucony, Inc.
              13 Centennial Drive, Peabody, MA 01960 (978) 532-9000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 1999
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 3 Pages)

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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP No. 448632109                13D/A              Page 2 of 3 Pages
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Phyllis H. Fisher
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [   ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         OO (gift of securities)
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                       7.       SOLE VOTING POWER

                                0
      NUMBER OF        ---------------------------------------------------------
        SHARES         8.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH          ---------------------------------------------------------
      REPORTING        9.       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [   ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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14.      TYPE OF REPORTING PERSON*

         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP No. 448632109                13D/A              Page 3 of 3 Pages
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        This Schedule 13D amends the Schedule 13D (the "Original Statement")
filed by Leonard R. Fisher, Phyllis H. Fisher, John H. Fisher, Charles A. Gottesman and Merrill F. Gottesman on May 3, 1982, as amended by the Schedule 13D/A filed by Phyllis H. Fisher, John H. Fisher, Charles A. Gottesman and Merrill F. Gottesman on February 15, 1996. Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is amended by replacing the first paragraph thereof with the following paragraph:

        On February 26, 1999, Phyllis H. Fisher made a bona fide gift of 382,472 shares (the "Shares") of Class A Common Stock, $0.33-1/3 par value per share ("Common Stock"), of Saucony, Inc. to PooRoo LLC, a Delaware limited liability company the managing member of which is PooRoo, Inc., a Massachusetts S corporation. John H. Fisher is President and Director of PooRoo, Inc. Merrill F. Gottesman is Treasurer, Clerk and Director of PooRoo, Inc. Each of John H. Fisher and Merrill F. Gottesman has a 50% membership interest in PooRoo LLC. None of PooRoo LLC, PooRoo, Inc., John H. Fisher or Merrill F. Gottesman paid any consideration for the Shares. John H. Fisher and Merrill F. Gottesman are Phyllis H. Fisher's children, and Charles A. Gottesman is Merrill F. Gottesman's husband.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is amended by replacing the first paragraph thereof with the following paragraph:

        Phyllis H. Fisher beneficially owns no shares of Common Stock.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 2, 1999                           /S/ PHYLLIS H. FISHER
                                       -----------------------------------------
                                       Phyllis H. Fisher